UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UBIQUITI NETWORKS, INC.

State of Delaware	001-35300	32-0097377
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2580 Orchard Parkway, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)

Jason Cohen	(408) 942-3085
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflicts Minerals Disclosure and Report, Exhibit

Conflicts Mineral Disclosure

A copy of the Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013, of Ubiquiti Networks, Inc. (“Company”), is provided as Exhibit 1.02 hereto and is publicly available at the “Investors” page of the Company’s website www.ubnt.com. The Company’s determination and related disclosures are included in the Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ubiquiti Networks, Inc.

By:	/s/ Jason Cohen	Date: June 2, 2014
Jason Cohen
Chief Corporate Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013

2